Mail Stop 6010

October 22, 2008

Steve Swift
President
WellQuest Medical & Wellness Corporation
3400 SE Macy Rd, #18
Bentonville, Arkansas 72712

> **Re:** **WellQuest Medical & Wellness Corporation**
> **Registration Statement on Form S-1/A**
> **Filed October 14, 2008**
> **File No. 333-149260**

Dear Mr. Swift:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. Based on your disclosures on page 40 it appears that you have options to purchase 500,000 shares which are outstanding and 166,667 of those are vested. Please revise your disclosure in footnote 1 to state you have 500,000 shares of common stock underlying outstanding options.

Market for Common Equity and Related Stockholder Matters, page 14

Equity Compensation Plan Information, page 14

2. Based on your disclosures throughout the prospectus, in the table on page 15 the weighted average exercise price of your outstanding options (column b) of the equity compensation plans approved by security holders is $0.08888. Please revise your table on page 15 to indicate that the exercise price is $0.08888 rather than $0.

Management, page 33

Board of Directors Independence, page 34

3. Item 407(a) requires you to disclose the name of the directors who are independent under the company's independence standards in addition to disclosing the name of the directors who are not independent if the independence standards that are chosen have separate independent committee requirements. Accordingly, please expand your disclosure to also state the name of each of your directors which are independent.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gregory Sichenzia, Esq.
        James M. Turner, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Flr.
        New York, New York 10006